A2Z Smart Technologies Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(Expressed in US Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2021

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in US Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2021

INDEX

	Page
Condensed Consolidated Interim Statements of Financial Position	4
Condensed Consolidated Interim Statements of Profit and Loss and Comprehensive Loss	5
Condensed Consolidated Interim Statements of Cash Flows	6
Condensed Consolidated Statements of Changes in Equity	7
Notes to the Condensed Consolidated Interim Financial Statements	8 – 19

NOTICE OF NON-AUDITOR REVIEW OF THE
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2021

The accompanying unaudited interim condensed consolidated financial statements of A2z Smart Technologies Corp.. for the three months ended March 31, 2021 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (Note 2). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited interim condensed consolidated financial statements, management is satisfied that these unaudited interim condensed consolidated financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Institute of Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

A2Z SMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US Dollars, except per share data)

		March 31 2021 (Unaudited)		December 31 2020 (Audited)
ASSETS				
Current assets				
Cash and cash equivalents	$	4,156	$	5,397
Cash restricted		202		192
Inventories		18		19
Trade receivables		523		196
Other accounts receivable		776		353
Total current assets		5,675		6,157
Intangible asset - patent, net		2,209		2,239
Property, plant and equipment, net		813		456
Total non-current assets		3,022		2,695
Total Assets	$	8,697	$	8,852
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Short term loan and current portion of long term loans	$	428	$	358
Lease liability		135		21
Trade payables		260		541
Other accounts payable		1,507		376
Total current liabilities		2,330		1,296
Lease liability		212		-
Long term loans		361		666
Warrant Liability *(Note 5)*		1,559		8,676
Severance payment, net		180		187
Total non-current liabilities		2,312		9,529
Total liabilities		4,642		10,825
Shareholders' equity *(note 6)*				
Share capital and additional paid in capital		46,025		10,445
Accumulated other comprehensive income		(1,122)		(1,339)
Accumulated deficit		(41,323)		(11,599)
Total shareholders' equity		3,580		(2,493)
Non-controlling interest		475		520
Total shareholders' equity		4,055		(1,973)
Total liabilities and shareholders' equity	$	8,697	$	8,852

Nature and continuance of operations (Note 1)
Commitments (Note 12)
Subsequent Events (Note 15)
Approved and authorized by the Board on May 31, 2021:

"Vered Lotan"
Vered Lotan, Director

"Joseph Bentsur"
Joseph Bentsur, President and Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

A2Z SMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in thousands of US Dollars, except per share data)

	Three months ended March 31,			
	2021		2020	
	Unaudited			
Revenues (*note 8*)	$	516	$	291
Cost of revenues (*note 9*)		241		192
Gross profit		275		99
Expenses:				
Research and development costs (*note 10*)		264		47
Sales and marketing costs		216		250
General and administration expenses (*note 11*)		1,304		410
Operating loss		(1,509)		(608)
Loss (gain) on revaluation of warrant liability (*note 5*)		28,103		(133)
Financial income				(29)
Financial expense		374		25
Loss before taxes on income		(29,986)		(471)
Income tax benefit		-		3
Loss for the period		(29,986)		(468)
Other comprehensive income (loss)				
Item that will not be reclassified to profit or loss:				
Adjustments arising from translating financial statements of foreign operations		217		(10)
Other comprehensive income (loss)		217		(10)
Net loss and comprehensive loss for the period	$	(29,769)	$	(478)
Less: Net loss attributable to non-controlling interests		(45)		-
Net loss attributable to A2Z's shareholders		(29,724)		(478)
Basic and fully diluted loss per share	$	(0.446)	$	(0.012)
Weighted average number of shares outstanding		66,681,424		47,852,409

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

A2Z SMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in thousands of US Dollars, except per share data)

	Three months ended March 31	
	2021	2020
	Unaudited	
Cash flows from operating activities		
Net loss for the period	$ (29,769)	$ (468)
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortization and depreciation	52	175
Share cased compensation	187	-
Loss on revaluation of warrant liability	28,238	(133)
Decrease in long-term deposit	-	1
Decrease in lease liability	(11)	-
Decrease in severance liability	(7)	-
Change in inventory	1	-
Increase in trade receivables	(327)	(37)
Decrease (increase) in other account receivables	(423)	157
Accrued interest on long term loans	-	22
Changes in deferred taxes	-	(2)
Decrease in accounts payable	(281)	(158)
Increase (decrease) in other accounts payable	1,131	(18)
	(1,210)	(461)
Cash flows from investing activities		
Restricted deposits	(10)	-
Purchase of property, plant and equipment	(42)	-
	(52)	-
Cash flows from financing activities		
Issuance of shares, net	-	377
Exercise of options	-	38
Exercise of warrants	38	-
Lease payments	-	(6)
Repayment of loans	(235)	(67)
	(197)	342
Decrease in cash and cash equivalents	(1,458)	(119)
Effect of changes in foreign exchange rates	217	(28)
Cash, beginning of period	5,397	289
Cash, end of period	$ 4,156	$ 142

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Expressed in thousands of US Dollars, except per share data)

	Ordinary share capital		Accumulated Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity (Deficiency)
	Number of shares	Additional paid in capital				
Balance - January 1, 2020		6,555	(70)	(5,678)	552	1,359
Net profit for the period	-	-	-	(5,921)	(32)	(5,953)
Remeasurement loss from defined benefit plans						-
Adjustments arising from translating financial statements of foreign operations	-	-	(1,292)	-	-	(1,292)
Net comprehensive loss for the period	-	-	(1,292)	(5,921)	(32)	(7,245)
Remeasurement loss from defined benefit plans			23			23
Exercise of stock options	142,857	15	-	-	-	15
Issuance of stock options for services	-	42	-	-	-	42
Issuance of shares in private placement, net	833,336	163	-	-	-	163
Issuance of shares for services	92,493	50	-	-	-	50
Exercise of stock options	225,000	23	-	-	-	23
Issuance of shares	230,103	71	-	-	-	71
Exercise of warrants	546,428	98	-	-	-	98
Issuance of stock options for services	-	301	-	-	-	301
Exercise of stock options	2,300	1	-	-	-	1
Issuance of shares in private placement, net	17,450,354	2,570	-	-	-	2,570
Issuance of stock warrants for services	-	52	-	-	-	52
Issuance of shares	60,483	47	-	-	-	47
Issuance of stock options for services	-	72	-	-	-	72
Issuance of stock options for services	-	385	-	-	-	385
Balance - December 31, 2020 (audited)	66,659,646	$ 10,445	$ (1,339)	$ (11,599)	$ 520	$ (1,973)
Net profit for the period	-	-	-	(29,724)	(45)	(29,769)
Remeasurement loss from defined benefit plans						-
Adjustments arising from translating financial statements of foreign operations	-	-	217	-	-	217
Net comprehensive loss for the period	-	-	217	(29,724)	(45)	(29,552)
Reclassification of warrant liability	-	35,204	-	-	-	35,204
Exercise of warrants (note 6a)	70,000	188	-	-	-	188
Stock based compensation (note 7b(iii))	-	187	-	-	-	187
Balance - March 31, 2021 (unaudited)	**66,729,646**	**$ 46,025**	**$ (1,122)**	**$ (41,323)**	**$ 475**	**$ 4,055**

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Expressed in thousands of US Dollars, except per share data)

NOTE 1 NATURE OF OPERATION AND GOING CONCERN

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the "Company" or "A2ZST") was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company's principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets, including the development of a capsule that can be placed in a fuel tank to prevent gas tank explosions as detailed below.

During 2020, the Company completed the acquisition of 79.49% of Cust2Mate Ltd ("Cust2Mate"). Cust2Mate is a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders.

COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel, is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company's flagship research project: Fuel Tank Intelligent Containment System (FTICS) capsule was delayed for a few months in 2020 but is not expected to be delayed in 2021. The Company does not expect any delay in Cust2Mate's business. However, given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

NOTE 2 - BASIS OF PREPARATION

Statement of Compliance

The Company prepares its unaudited condensed consolidated interim financial statements in accordance with International Financial Reporting Standards ("IFRS") using the accounting policies described herein as issued by International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.

The policies applied in these condensed interim consolidated financial statements are based on IFRS effective as of March 31, 2021.

These interim financial statements were authorized for issue by the Company's board of directors on May 31, 2021.

Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. The Company controls an investee if all three elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries as if they formed a single entity. Any intercompany transactions were eliminated in full.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Functional and foreign currency

The Company's functional currency is the New Israeli Shekel ("NIS"), since the Company's primary economic environment is in Israel. However, the reporting currency is in US Dollars ("USD") due to expected future expansion. Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 "The Effects of Changes in Foreign Exchange Rates". Accordingly, transactions and balances have been converted as follows:

- Monetary assets and liabilities - at the rate of exchange applicable at the statements of financial position date.
- Exchange gains and losses from the aforementioned conversion are recognized in the statement of comprehensive loss.
- Expense items - at exchange rates applicable as of the date of recognition of those items.
- Non-monetary items are converted at the rate of exchange at the statements of financial position date.

NOTE 2 - BASIS OF PREPARATION (CONTINUED)

Standards issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for future accounting periods. Many are not applicable to or do not have a significant impact on the Company and have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on Vaxil.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

- clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period"
- clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability
- make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. There is currently a proposal in place to extend effective date for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

The extent of the impact of adoption of this amendment has not yet been determined.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company's earnings and financial position are the useful life of property and equipment and income tax.

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

The change in the fair value of the unsecured convertible loan is based on an estimate determined by the Black-Scholes Model.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

(Expressed in thousands of US Dollars, except per share data)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED):

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company's shares and the expected life of the warrants.

Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

NOTE 4- RELATED PARTY TRANSACTIONS

During the three months period ended March 31, 2021, the Company incurred the following expenses charged by key management personnel:

The following transactions arose with related parties:

	Three months ended March 31,			
Name	2021		2020	
Consulting fees	$	123	$	8
Salary		7		7
Pension value		1		1
	$	131	$	16

Amounts owing by (to) related parties:

	As of March 31,			
Name	2021		2020	
Company controlled by the CEO	$	622	$	359
Company controlled by the CFO		(7)		(3)
Shareholder		-		301

(Expressed in thousands of US Dollars, except per share data)

NOTE 5 – WARRANT LIABILITY

Certain warrants have an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company (New Israeli Shekels), these warrants are recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of March 31, 2021, the total warrant liability was $36,763 and the Company recorded a loss on the revaluation of the total warrant liability for the three months ended March 31, 2021 of $28,103 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 79% using the historical prices of the Company, risk-free interest rate of 1.002%, expected life of 4.63 years and share price of $3.10.

On March 31, 2021, warrant holders, owning 17,450,354 warrants, exercisable at CAD$0.90, and the Company, agreed that the exercise price of CAD$0.90 would be payable in its New Israeli Shekels (based on a NIS 2.3806 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants, as equity ($35,204). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

NOTE 6 - SHAREHOLDERS EQUITY

	March 31, 2021	
	Number of shares	
	Authorized	Issued and outstanding
Ordinary shares without par value ("Shares")	150,000,000	66,729,646

(Expressed in thousands of US Dollars, except per share data)

NOTE 7 - WARRANTS AND OPTIONS

a) Warrants

(i) Warrant transactions for the three months ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

	Number	Weighted Average Exercise Price (CAD)	
Balance, January 1, 2020	**3,832,394**	$	0.38
Exercise of warrants	(546,428)	$	0.38
Warrants issued in the January 2020 Private Placement	833,336	$	0.65
Warrants issued in the November 2020 Private Placement	13,350,460	$	0.90
Warrants issued in the December 2020 Private Placement	4,099,894	$	0.90
Finders' Warrants	300,000		
Balance, December 31, 2020	**21,869,656**	$	0.81
Exercise of warrants (Note 7a(iii))	(70,000)	$	0.65
Balance, December 31, 2020	**21,799,656**	$	0.81

(ii) As at March 31, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

March 31, 2021	Date of expiry	Exercise price (CAD)	
3,285,966	December 31, 2021	$	(*) 0.38
763,336	January 30, 2022	$	0.65
13,350,460	November 10, 2025	$	(**) 0.90
4,099,894	December 24, 2025	$	(**) 0.90
300,000	December 24, 2025	$	0.90
763,336	January 30, 2022	$	0.65
21,799,656			

(*) The exercise price is NIS0.84 per warrant.

(**) The exercise price is NIS 2.3806 per warrant

(iii) On March 3, 2021, 70,000 warrants with an exercise price of CAD0.65 were exercised for gross proceeds of $48.

(Expressed in thousands of US Dollars, except per share data)

NOTE 7 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options

(i) Stock option transactions for the three months ended March 31, 2021 and for the year ending December 31, 2020 are as follows:

	Number	Weighted Average Exercise Price (CAD)
Balance January 1, 2020	**548,728**	**0.14**
Options granted	300,000	0.80
Options granted	1,840,000	0.50
Options granted	350,000	0.75
Exercise of options	(2,300)	0.38
Exercise of agent's options	(142,857)	0.14
Exercise of options	(225,000)	0.14
Balance December 31, 2020	**2,668,571**	**0.54**
Options granted (i)	100,000	1.00
Options granted (ii)	350,000	1.00
Balance March 31, 2021	**3,118,571**	**0.61**

(ii) On January 28, 2020, 100,000 stock options were issued to a consultant with an exercise price of CAD$1.00. The options expire on January 28, 2025. The fair value of the options granted was estimated at $90 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.94; Expected option life 4 years; Volatility 209%; Risk-free interest rate 0.30%; Dividend yield 0%.

(iii) On January 28, 2020, 350,000 stock options were issued to a consultant with an exercise price of CAD$1.00. The options expire on December 31, 2021. The fair value of the options granted was estimated at $191 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.94; Expected option life 0.92 years; Volatility 173%; Risk-free interest rate 0.11%; Dividend yield 0%.

(Expressed in thousands of US Dollars, except per share data)

NOTE 7 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options

As at March 31, 2021, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of March 31, 2021	Exercisable as of March 31, 2021	Date of expiry	Exercise price (CAD)	
178,571	178,571	May 31, 2021	$	0.14
300,000	300,000	January 23, 2023	$	0.80
1,840,000	1,148,571	August 20, 2025	$	0.50
350,000	200,000	September 1, 2025	$	0.75
100,000	33,333	January 28, 2025	$	1.00
350,000	350,000	December 31, 2021	$	1.00
3,118,571	2,210,476			

(i) Share-based compensation expense is recognized over the vesting period of options. During the three months period ended March 31, 2021, share-based compensation of $187, (March 31, 2020 – $nil) was recognized based on options vested during the period.

(Expressed in thousands of US Dollars, except per share data)

NOTE 8 - REVENUES:

Major customers (as percentage of total revenues):

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	%	%
Customer A	61%	65%
Customer B	18%	8%
Customer C	9%	7%
	95%	80%

Revenue streams (as percentage of total revenues):

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	%	%
Revenues from services	70%	70%
Revenues from leasing	20%	20%
Revenues from maintenance services	10%	10%
	100%	100%

NOTE 9 - COST OF REVENUES

	Three months ended March 31,	
	2021	2020
	Unaudited	
Payroll and related expenses	$ 85	$ 90
Subcontractor & Outsourced work	33	11
Materials and components consumed	83	37
Car maintenance	32	37
Other	8	17
	$ 241	$ 192

(Expressed in thousands of US Dollars, except per share data)

NOTE 10 - RESEARCH AND DEVELOPMENT

	Three months ended March 31,	
	2021	2020
	Unaudited	
Payroll and related expenses	$ 238	$ 47
Other	26	-
	$ 264	$ 47

NOTE 11 - GENERAL AND ADMINISTRATION COSTS

	Three months ended March 31,	
	2021	2020
	Unaudited	
Payroll and related	$ 46	$ 19
Professional fees	906	228
Share-based compensation	187	-
Depreciation of lease liability	74	15
Depreciation and amortization	29	109
Other	62	39
	$ 1,304	$ 410

NOTE 12 - COMMITMENTS

The Company's Israeli subsidiary's fixed assets (motor vehicles) are secured against bank borrowings.

The Company's Israeli subsidiary leases its facility which expires on September 30, 2021. Total lease commitments are approximately $389.

NOTE 13 - FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Fair value

The carrying value of due to/from related parties and accounts payable approximated their fair value because of the relatively short-term nature of these instruments. Cash, which is classified as held for trading and carried at fair value, has been determined using Level 1 inputs.

Foreign exchange risk

The Company's functional currency is the New Israeli Shekel ("NIS") and its reporting currency is the United States dollar. As a result, the Company is exposed to foreign currency risk arising from fluctuations in exchange rates.

Credit risk

The Company's cash is largely held in large Israeli financial institutions. The Company does not have any asset-backed commercial paper. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Capital management

The Company defines its capital as shareholders' equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its operations. The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. As such, the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out its business plan, the Company may need to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

(Expressed in thousands of US Dollars, except per share data)

NOTE 14 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a. Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. ("Advanced Engineering")
b. Retail automation solutions – Smart Carts ("Smart Carts")

	Three Months Ended March 31, 2021		
	Advanced Engineering	Smart Carts	Total
Revenues			
External	$ 516	$ -	$ 516
Inter-segment	-	-	-
Total	516	-	516
Segment loss	1,286	223	1,509
Loss on revaluation of warrant liability			28,103
Finance expense, net			374
Tax expenses			-
Loss			$ 29,986

	Three Months Ended March 31, 2020		
	Advanced Engineering	Smart Carts	Total
Revenues			
External	$ 291	$ -	$ 291
Inter-segment	-	-	-
Total	291	-	291
Segment loss	567	41	608
Gain on revaluation of warrant liability			(133)
Finance expense, net			(4)
Tax expenses			(3)
Loss			$ 468

(Expressed in thousands of US Dollars, except per share data)

NOTE 14 - OPERATING SEGMENTS (CONTINUED)

	As at March 31, 2021			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 8,329	$ 368	$ -	$ 8,697
Segment liabilities	$ 3,897	$ 745	$ -	$ 4,642

	As at March 31, 2020			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 9,505	$ 149	$ -	$ 9,654
Segment liabilities	$ 1,096	$ 224	$ -	$ 1,320

NOTE 15 - SUBSEQUENT EVENTS

a) On April 9, 2021 the Company announced that it has, in connection with a private placement financing (the "Financing") conditionally approved by the TSX Venture Exchange ("TSXV"), closed CAD$1.8 million of gross proceeds (the "Gross Proceeds") into escrow.

The Gross Proceeds represent subscriptions for 663,298 units (the "Units") at a price of CAD$2.72 per Unit. Each Unit is composed of one common share of the Company and one common share purchase warrant (the "Warrant"). Each whole Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "Warrant Share"), upon payment to the Company of CAD$3.68 per Warrant Share for a period of 24 months following receipt of final TSXV approval.

b) On May 11, 2021 the Company announced that it has received conditional TSX Venture Exchange ("TSXV") approval to a private placement (the "Offering") of up to 3,676,470 units (the "Units") at a price of CAD$2.72 per Unit, for gross proceeds of up to CAD$10 million (the "Gross Proceeds").

Each Unit is composed of one common share of the Company and one common share purchase warrant (the "Warrant"). Each Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "Warrant Share"), upon payment to the Company of CAD$3.68 per Warrant Share for a period of 24 months following receipt of final TSXV approval. A finder's fee of up to 5% of the gross proceeds may be paid by the Company in connection with the Offering.

As of the date of this report, the Company has closed CAD$8.9 in escrow in respect of the Offering.